CELLULAR COMMUNICATIONS OF PUERTO RICO, INC.
                            110 East 59th Street
                          New York, New York 10022


                               October 30, 1998


 Securities and Exchange Commission
 450 Fifth Street, N.W.
 Washington, D.C.  20549

                Re: Cellular Communications of Puerto Rico, Inc., Application for Qualification of an Indenture on Form T-3/A, File No. 022-22401

 Dear Gentlemen/Ladies:

           On behalf of Cellular Communications of Puerto Rico, Inc. (the "Applicant") the Application for Qualification of an Indenture referenced above is hereby amended to add the delaying amendment, as follows:

                "The applicant hereby amends this application for qualification of an indenture on such date or dates as may be necessary to delay its effective date until the applicant shall file a further amendment which specifically states that this application for qualification of an indenture shall thereafter become effective in accordance with Section 307 of the Trust Indenture Act of 1939 or until this application for qualification of an indenture shall become effective on such date as the Commission acting pursuant to said Section 307 may determine."

           If there are any questions with respect to the foregoing, please contact the undersigned at (212) 906-8440.


                               Very truly yours,

                               CELLULAR COMMUNICATIONS
                                    OF PUERTO RICO, INC.

                               By:  /s/ Richard J. Lubasch
                                    ____________________________
                                    Richard J. Lubasch, Esq.
                                    Senior Vice President and
                                    General Counsel